SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2007 and 2006

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules on pages 11-12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
San Diego, California
June 23, 2008

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Cash equivalents	$314,641	$406,420
Investments, at fair value (Note 3)
Invesco Stable Value Fund	18,781,758	19,756,296
Kyocera ADR Stock Fund	15,624,517	18,494,791
Equity Funds	83,453,757	77,885,892
Participant loans	3,845,799	4,088,282

Total investments	122,020,472	120,631,681

Receivables
Participant contributions	2,628	3,241
Employer contributions	0	726
Earnings receivable	2,175,033	0
Interest receivable	4,290	3,758

Net assets available for benefits	$124,202,423	$120,639,406

The accompanying notes are an integral part of these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Contributions
Participants	$10,152,756	$10,965,140
Employer	2,172,216	2,209,053
Net appreciation in fair value of investments	4,438,200	14,174,732
Dividends	194,367	157,877
Interest	733,506	903,286

Total additions	17,691,045	28,410,088

Deductions
Benefit payments	14,128,028	15,811,287

Total deductions	14,128,028	15,811,287

Net increase	3,563,017	12,598,801
Net assets available for benefits
Beginning of year	120,639,406	108,040,605

End of year	$124,202,423	$120,639,406

The accompanying notes are an integral part of these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”) who are at least 21 years of age.

Plan Administration

Union Bank, the executor, custodian, and trustee of the Plan’s assets, maintains and invests Plan assets on behalf of the Plan. The investments and changes therein have been reported to the Plan by Union Bank using current market values for all assets and liabilities of the Plan. The Plan’s recordkeeper is Mitchell Benefit Services, Inc.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2007 and 2006.

Employee rollover contributions made in 2007 and 2006 were approximately $121,000 and $695,000, respectively which is included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. The interest rate charged on loans made prior to November 1989 was the GIC fund interest rate at the time of the loan plus 3 percent. The interest rate charged on loans made after November 1989 bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contribution. Forfeited, nonvested accounts totaled $225,000 and $336,000 in 2007 and 2006, respectively.

In 2007 and 2006, employer contributions were reduced by approximately $341,000 and $322,000, respectively from forfeited accounts. Unallocated forfeitures as of December 31, 2007 and 2006 were approximately $225,000 and $341,000, respectively.

Investments

Upon enrollment in the Plan, a participant may direct employee contributions to any of the investment options listed below in 1 percent increments. The investment options offered by the Plan are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund—Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund—The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Dodge & Cox Balanced Fund—The Dodge & Cox Balanced Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

State Street Global Advisors S&P 500 Index Fund—The State Street Global Advisors (“SSGA”) S&P 500 Index Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

Davis New York Venture Fund—The Davis New York Venture Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term. This fund’s investment style has changed from a large value to a large cap blend.

Rainier Small/Mid Cap Equity Fund—The Rainier Small/Mid Cap Equity Fund invests primarily in stocks of companies with small and medium market capitalization. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth Fund—The EuroPacific Growth Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

Neuberger Berman Fasciano Inv. Fund—The Neuberger Berman Fasciano Inv. Fund invests in common stocks issued by companies with market capitalization of $1.5 billion or less. Its objective is long-term capital growth; current income is secondary.

American Funds Growth A Fund—The American Funds Growth A Fund invests in common stock of larger companies based strictly on the potential for growth. Its objective is capital growth.

Royce Total Return Fund—The Royce Total Return Fund invests primarily in stocks of companies with market capitalization of $2 billion. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Goldman Sachs Mid Cap Value A Fund—The Goldman Sachs Mid Cap Value A Fund invests primarily in equity securities of companies with market capitalizations within the range of the market capitalization of companies in the Russell Mid Cap Value Index. Its objective is long-term capital appreciation.

Sound Shore Fund—The Sound Shore Fund invests primarily in stocks of companies with large and mid market capitalization. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Payden Core Bond Fund—The Payden Core Bond Fund invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

Money Market Fund—This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, banker’s acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the equity investment funds noted above. The State Street Global Advisory S&P 500 Index Fund and the Dodge & Cox Balanced Fund are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than participant loans, are recorded at fair value. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. This Standard (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. This FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. FSP AAG INV-1 and SOP 94-1-1 are effective for fiscal years ending after December 15, 2006. Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2007 and 2006 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurement” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosure about fair value measurements. SFAS 157 is effective January 1, 2008 for the Plan. Management is currently evaluating the impact of SFAS 157 will have on the Plan’s financial statements.

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

Investments recorded at fair value	2007	2006
Invesco Stable Value Fund	$18,781,758	$19,756,296
Kyocera ADR Stock Fund	$15,624,517	$18,494,791
American Funds EuroPacific Growth Fund	$15,233,950	$11,644,601
Dodge & Cox Balanced Fund	$10,515,117	$12,054,289
American Funds Growth A Fund	$9,844,038	$8,743,095
Sound Shore Fund	$9,417,500	$10,135,598
Goldman Sachs Mid Cap Fund	$8,138,850	$7,729,844
State Street Global Advisors S&P 500 Index Fund	$7,466,871	$7,465,147

Net Appreciation in Fair Value of Investments

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,438,200 and $14,174,732, respectively, as follows:

	2007	2006
Kyocera ADR Stock Fund	$(1,172,322)	$4,711,514
Equity Funds	$5,610,522	$9,463,218

Appreciation in 2007 includes a $2,175,033 receivable for mutual fund dividends declared in December 2007 that were received by the Plan in January 2008.

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrative Committee believes that the requirements under section 401 of the IRC have been adhered to and, accordingly, no taxes have been provided for in the accompanying financial statements.

5.	Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2007 and 2006.

Plan investments include Kyocera Corporation common stock which is invested in the stock of the Company’s parent. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Loans made to employees of the Company also qualify as party-in-interest transactions.

Two officers of the Company serve as the Plan’s trustees and are participants in the Plan. An employee of the Company serves as the Plan’s administrator and is a participant in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of money market funds managed by Union Bank. Union Bank is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

6.	Pending Distributions

There were $2,293 of pending distributions for participants who had elected to withdraw from the Plan as of December 31, 2007.

7.	Delinquent Contribution Funding

A single contribution funding of employee contributions, employer match, and loan repayments was not remitted by the Company on a timely basis during 2007 to the Plan in the amount of $1,051.

8.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are consistent with the amounts reported in the Form 5500.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule I: Schedule H, line 4i - Schedule of Assets (Held at End of Year)**

Year Ended December 31, 2007

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	Invesco	Invesco Stable Value Fund	$0	$18,781,758
	* Kyocera Corp.	Kyocera ADR Stock Fund	0	15,624,517
	American Funds	American Funds EuroPacific Growth Fund	0	15,233,950
	Dodge & Cox	Dodge & Cox Balanced Fund	0	10,515,117
	American Funds	American Funds Growth A Fund	0	9,844,038
	Sound Shore	Sound Shore Fund	0	9,417,500
	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund	0	8,138,850
	State Street	State Street Global Advisors S&P 500 Index Fund	0	7,466,871
	Payden	Payden Core Bond Fund	0	5,821,016
	Ranier	Rainier Small/Mid Cap Equity Fund	0	5,543,045
	Davis	Davis New York Venture Fund	0	5,169,832
	Neuberger Berman	Neuberger Berman Fasciano Inv. Fund	0	4,040,805
	Royce	Royce Total Return Fund	0	2,262,733
	* Union Bank	Money Market Fund (Highmark)	0	314,641
	* Participant Loans	Loans (interest rates and maturity dates range from 5.25% to 12% and January 2008 to October 2027, respectively)	0	3,845,799

			$0	$122,020,472

*	Indicates party-in-interest to the Plan.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.
***	Historical cost is not required as all investments are participant-directed.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule II: Schedule of Delinquent Participant Funding

Year Ended December 31, 2007

EIN: 94-1695243 Plan #002

	Participant Funding Transferred Late to Plan	Participant Funding Corrected Outside VFCP
Year Ended December 31, 2007	$1,051	$1,051

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 27, 2008.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM EDWARDS
William Edwards, Treasurer

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of Mayer Hoffman McCann P.C.	Filed herewith